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                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 33-60996

PROSPECTUS SUPPLEMENT

(To prospectus dated April 21, 1993)

$25,000,000

Laclede Gas Company

First Mortgage Bonds

7% Series due June 1, 2029

We will pay interest on the first mortgage bonds on June 1 and December 1 of each year. The first payment will be made on December 1, 1999. We cannot generally redeem the bonds before maturity. However, we may redeem the bonds through the maintenance and improvement fund under our mortgage or if substantially all of our property subject to our mortgage is taken by eminent domain or sold to a governmental body or its designee. The bonds will be issued in book-entry form only.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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
                                                            Per Bond    Total
                                                            -------- -----------
Initial public offering price.............................. 100.000% $25,000,000
Underwriting discount......................................    .498%    $124,500
Proceeds, before expenses, to us...........................  99.502% $24,875,500

The initial public offering price and the proceeds, before expenses, to us set forth above do not include accrued interest on the bonds. Interest on the bonds will accrue from June 1, 1999 and must be paid by the purchasers.

The bonds are offered by the underwriter. The underwriter expects to deliver the bonds through the facilities of The Depository Trust Company against payment in New York, New York on June 2, 1999.

ABN AMRO Incorporated

The date of this prospectus supplement is May 27, 1999.
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                       Supplemental Description of Bonds

  The following describes the particular terms of the first mortgage bonds to be issued in this offering. State Street Bank and Trust Company of Missouri, N.A. is the current trustee under our Mortgage and Deed of Trust. The accompanying prospectus describes the general terms and provisions of our first mortgage bonds and our mortgage under "Description of New Bonds."

  Interest and Payment. The bonds will mature on June 1, 2029, and will bear interest from the first day of the calendar month during which they are originally issued at the rate shown in their title. We will pay interest on June 1 or December 1 of each year commencing December 1, 1999 to the holders of record on the May 15 or November 15 next preceding each payment date. Principal and interest are payable in New York City or in St. Louis, Missouri.

  Redemption of Bonds. The bonds to be issued are generally not redeemable. However, the bonds, as well as any of our outstanding first mortgage bonds, may be redeemed:

  .in whole if substantially all of our property subject to our mortgage is:

   --taken by eminent domain or

   --sold to a governmental body or its designee

  .in whole or in part through the maintenance and improvement fund under our mortgage.

  We will give registered holders at least 30 days' and not more than 90 days' notice of any redemption. The redemption would be at 100% of the principal amount of the bonds, plus accrued interest to the redemption date. A completed default under our mortgage may occur if we fail to deposit money for the redemption with the trustee by the tenth day after the redemption date.

  Sinking Fund. There will be no sinking fund for the bonds being offered.

  Book-Entry Only Securities. The bonds will be issued under a book-entry only system in the form of one or more global securities deposited with The Depository Trust Company, New York, New York ("DTC") or its custodian. The global securities will be registered in the name of DTC or its nominee. DTC is:

  .a limited-purpose trust company organized under the New York Banking Law

  .a banking organization within the meaning of the New York Banking Law

  .a member of the Federal Reserve System

  .a clearing corporation within the meaning of the New York Uniform
   Commercial Code and

  .a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

  DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, called indirect participants, such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

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  Purchases of the bonds under DTC's system must be made by or through direct participants, who will receive a credit for the bonds on DTC's records. The beneficial ownership interest of each actual purchaser of each bond is in turn recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which they purchased. Transfers of ownership interest in the bonds are entered on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the bonds, except if use of the book-entry only system for the bonds is discontinued.

  To facilitate subsequent transfers, all bonds deposited by participants with DTC will be registered in the name of DTC's partnership nominee, Cede & Co. The deposit of bonds with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual beneficial owners of the bonds. DTC's records will reflect only the identity of the direct participants to whose accounts such bonds are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  DTC and Cede & Co. will not consent or vote with respect to the bonds. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy will assign Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

  Principal, premium, if any, and interest payments on the bonds will be made to DTC. DTC's practice is to credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participant and not of DTC, any underwriter, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our and the trustee's responsibility. Disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

  DTC may discontinue providing its services as securities depository for the bonds at any time by giving us and the trustee reasonable notice. If that occurs and a successor securities depository is not obtained, or if we decide to discontinue using DTC's book-entry only transfer system or a completed default under our mortgage has occurred and is continuing and payment of principal and accrued interest on all of our outstanding bonds is due and owing, bond certificates will be printed and delivered.

  DTC management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000" problems. DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its data processing computer applications and systems relating to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades with DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. In addition, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  However, DTC's ability to perform its services properly is also dependent upon other parties, including issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electric utility service providers, among others. DTC has informed the financial

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community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (1) impress upon them the importance of those services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing contingency plans as it deems appropriate.

  According to DTC, the foregoing information with respect to Year 2000 has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

  The information in this section concerning DTC and DTC's book-entry only system has been obtained from sources that we believe to be reliable, including DTC, but we take no responsibility for the accuracy of any of this information.

                                Use of Proceeds

  We will use the net proceeds from the sale of the bonds to repay short-term debt.

  At March 31, 1999, we had outstanding short-term debt of approximately $86.0 million at an average annual interest rate of 4.926%. During the past year, we used the proceeds of short-term debt to:

  .redeem $25 million of our 9 5/8% first mortgage bonds due May 15, 2013

  .pay gas supply costs and

  . pay capital expenditures for assets acquired in the ordinary course of business, including construction and office equipment.

                      Ratios of Earnings to Fixed Charges

  Our ratio of earnings to fixed charges for each of the last five fiscal years ended September 30, 1998 was as follows:

                  1994:  3.1
                  1995:  2.6
                  1996:  3.8
                  1997:  3.6
                  1998:  2.9

Our ratio of earnings to fixed charges for the twelve months ended March 31, 1999 was 2.9. In computing these ratios, "earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of all interest expense and the portion of rentals representing interest. We currently estimate the portion of rentals representing interest to be one-third.

                                 Underwriting

  Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, $25,000,000 principal amount of the bonds. In the underwriting agreement, the underwriter has agreed, subject to the terms and conditions of the agreement, to purchase all of the bonds if any are being sold.

  The underwriter has informed us that it proposes to offer the bonds directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to some dealers at the initial public offering price less a concession not in excess of .35% of the principal amount of the bonds. The underwriter may

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allow, and these dealers may reallow, a discount not in excess of .25% of the principal amount of the bonds on sales to other dealers. After the bonds are released for sale to the public, the initial public offering price and other selling terms may from time to time be changed by the underwriter.

  The bonds are a new issue of securities with no established trading market. We have been advised by the underwriter that the underwriter intends to make a market in the bonds but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the bonds.

  In connection with the issuance of the bonds, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriter may overallot the offering, creating a syndicate short position. In addition, the underwriter may bid for, and purchase, the bonds in the open market to cover syndicate shorts or to stabilize the price of the bonds. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

  The expenses of this offering, excluding the underwriting discount, are estimated at $100,000 and are payable by us.

  We have agreed to indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933.

                                 Legal Matters

  Opinions as to the legality of the bonds will be delivered by Mary C. Kullman, our Secretary and Associate Counsel, and by Winthrop, Stimson, Putnam & Roberts, New York, New York, counsel for the underwriters.

                                    Experts

  The financial statements and the related financial statement schedule incorporated in the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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